Sit Mutual Funds

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Domestic Markets in Review: October 2006

U.S. stock market indices posted solid gains in October, as generally balanced economic news, a further -7 percent decline in crude oil prices and encouraging signs that inflation can be contained supported the case that a "soft landing" for the economy will be achieved. Strong third quarter corporate profit gains provided support to the market exuberance. The S&P 500 Index posted a +3.3 percent total return in October, and mid and small cap indexes recorded even larger gains. Fixed income markets also performed well as inflation fears subsided.

Year-End Distribution Estimates Now Available

On December 15th, several Sit mutual funds will distribute net realized capital gains and income. Information on the estimated amounts of these distributions is available online.



International Markets in Review: Third Quarter 2006

The international markets rebounded strongly in the third quarter after bottoming in mid-June as inflation concerns, fear of interest rate hikes, and energy prices declined. Overall, Europe was the strongest performing region, in particular, Spain increased +11.0% in U.S. dollar terms due to stronger than anticipated economic growth and merger & acquistion activity. Asia was also positive with India, Indonesia, and the Philippines up in excess of +17%, in U.S. dollar terms.

- Sit International Growth Fund
- Sit Developing Markets Growth Fund